QCR HOLDINGS, INC.

a relationship driven organization®


CR BT
CEDAR RAPIDS
BANK & TRUST
QUAD CITY BANK & TRUST
csb
COMMUNITY
BANK & TRUST
m2
LEASE FUNDS

2016...A YEAR OF *EXCEPTIONAL* PERFORMANCE

In March of 2016, our Strategic Leadership Team (SALT) visited each of our markets to meet with our employees to reinforce our Company's mission, vision and values.

During those meetings we also reviewed our strategic plan and demonstrated how each of us could participate in the achievement of our two strategic objectives:

- ***Creating a Culture of High Performance***
- ***Creating financial performance in the upper-quartile of our peer group***

We reinforced our message and our strategic plan with a Company-wide call to action. The "rally cry" that has aligned our entire organization with these objectives and with each other is - ***Be Exceptional.***

We are creating a culture where every member of our QCR Holdings team, regardless of their title, their location, or their individual role, strives to be exceptional in all that they do.

Serving the needs of our Clients and the Communities in which we live and work in this exceptional fashion is what we do each day. By staying true to our business model of building strong relationships with our Clients, understanding their unique hopes, challenges and dreams, and bringing them the financial solutions to achieve them, we become exceptional. This culture of high performance creates a strong "Community Bank" brand in the Communities that we serve which results in our member banks becoming the bank of choice for those clients that value a strong relationship with their bank.

In turn, our relationship-based banking model and this focus on creating a culture of high performance has resulted in significant improvement in our operating performance and exceptional financial returns for our shareholders.

In the following pages we will discuss further the specific strategic initiatives that we are implementing to continue our strong progress in creating top-tier financial performance in our industry. As we execute on these initiatives, each member of our QCR Holdings team will continue to "Be Exceptional" as we create meaningful and lasting relationships with our clients and continue to drive significant long-term value for our shareholders.


Be exceptional
QCR
Holdings, Inc.

Strategic Leadership Team (SALT) pictured left to right: Tom Budd, Cathie Whiteside, Todd Gipple, Doug Hultquist, John Anderson, Larry Helling
(Tour Bus image created using Adobe Photoshop)

The 2016 Road Show Ended With a Pay It Forward Challenge -

FOR IMMEDIATE RELEASE - March 9, 2016

Moline, IL - QCR Holdings, Inc. and it's wholly owned subsidiaries, Quad City Bank & Trust, Cedar Rapids Bank & Trust, Rockford Bank & Trust, Community Bank & Trust, and m2 Lease Funds, today announced a company-wide Pay It Forward Day. This initiative was designed to inspire employees to perform unexpected acts of kindness and positively impact the communities where over a combined 435 employees live, work, and play. Each employee was provided with the resources to perform acts of kindness and help someone in their community during the coming months.

"Giving back to our communities is a big part of the QCR Holdings philosophy, and it's humbling to see how our employees are embracing the spirit of Pay It Forward Day," said, Doug Hultquist, President and Chief Executive Officer of QCR Holdings. "It's our hope that by creating a small chain of human kindness we might inspire other businesses and individuals to join us and do the same."

Just a Few of the Many Exceptional Results of Pay It Forward Day

"Today, I went down to Kings Harvest Homeless Shelter and passed out $5 bills to individuals that were either homeless or misplaced."

"I decided to match the company resources (and my kids did as well, tripling the original amount) then we bought groceries to donate to our local food shelter."

"I went to a charitable thrift store, bought two coffee tables and two end tables. They had seen better days. I refinished them and then re-donated them back to a different thrift store. So...Goodwill got the benefit of the original purchase, and the St. Vincent dePaul Society got the prettied up pieces to resell."

Summary of Financial Results 2012 - 2016
(IN THOUSANDS)

	2012	2013	2014	2015	2016
Net interest income	$57,649	$64,105	$69,071	$76,296	$94,517
Non-interest income	18,953	26,846	21,282	24,364	31,037
Non-interest expense	(54,591)	(65,465)	(65,554)	(73,192)	(81,486)
Pre-tax pre-provision net income	22,011	25,486	24,799	27,468	44,068
Provision for loan/lease losses	(4,371)	(5,930)	(6,807)	(6,871)	(7,478)
Net income before taxes	17,640	19,556	17,992	20,597	36,590
Income taxes	(4,534)	(4,618)	(3,039)	(3,669)	(8,903)
Net income	13,106	14,938	14,953	16,928	27,687
Less: net income attributable to non controlling interests	488	-	-	-	-
Net income attributable to QCR Holdings, Inc.	$12,618	$14,938	$14,953	$16,928	$27,687

Asset Growth
(IN THOUSANDS)


$800,000
$600,000
$400,000
$200,000
$127,120
$301,223
$130,005
$68,240
$708,746
2012
2013*
2014
2015
2016**

Book Value vs. Fair Market Value
COMMON STOCK (IN MILLIONS)


FAIR MARKET VALUE
BOOK VALUE
$600
$300
$0
DEC.93
DEC.03
DEC.13
DEC.15
DEC.16

Total Metropolitan Statistical Area Deposits
(JUNE 30, 2016) (IN THOUSANDS)


$20,000,000
$10,000,000
$5,000,000
Quad Cities $7,985,228
Cedar Rapids $5,534,831
Rockford $5,847,434
Cedar Valley $3,296,987
Ankeny / Des Moines $16,692,865
Population (July 1, 2015)
384,000
269,000
338,000
171,000
639,000

* Includes acquisition of Community National Bank
** Includes acquisition of Community State Bank

TO OUR SHAREHOLDERS

2016 was an exciting and transformational year for QCR Holdings, Inc. We challenged each of our employees to "Be Exceptional" and they grasped that challenge, as is evident in our record breaking results this year. We look much differently today than we did a year ago and we believe it is a direct result of the culture of high performance that our employees have embraced and are focused on each and every day. Exceptional, local, customer service and giving back, remain the bedrocks of our community banking model. We continue to believe that the model we are proud to call "The Local Community Bank Advantage" still differentiates us in our market places and that this model is what is fueling our success.

Without question, the highlight of 2016 was welcoming the talented staff and treasured clients of Community State Bank ("CSB") (Ankeny/Des Moines, Iowa) to the QCR Holdings, Inc. family on September 1st. The opportunity to team up with such a solid organization as CSB allowed us to expand our footprint into the third fastest growing city in the U.S. We believe CSB's strong financial performance will significantly contribute to our strategies to enhance shareholder value.

The Company continued to successfully execute on our seven stated initiatives that we have targeted to improve profitability. Even though the financial industry continues to increase in complexity, our commitment to keeping it simple for the customer remains unchanged. As will be outlined in the following pages of our Annual Report, our 2016 financial results reflect record earnings across all of our entities and we believe our commitment to the customer experience is at the core of those results. We now have grown to nearly 600 employees whose commitment to "Be Exceptional" is proudly producing milestone earnings and loyal customers.

We recognize that we will only be as strong as the communities we work and live in. Therefore, it is truly gratifying to watch our team unselfishly fan out into their local non-profit organizations and lend their time and talents. Our entire work force donated over 18,800 hours towards the betterment of their communities in 2016 – this in addition to their full-time jobs and busy family lives. Individually and cumulatively our employees are making a difference, and we thank each of them for all they do.

2016 HIGHLIGHTS AND RESULTS

Successful Capital Raise in Conjunction with the Acquisition of Community State Bank

On May 20, 2016, QCR Holdings entered into Securities Purchase Agreements with certain existing shareholders and institutional investors to sell 1,215,000 shares of its common stock at a price of $24.75 per share for approximate net proceeds of $29.8 million. The net proceeds of the offering were used to help finance the purchase of Community State Bank. The offering closed on May 23, 2016. The shares were offered to institutional investors in a registered direct offering without an underwriter or placement agent, thereby saving the Company an estimated $2 million in investment banking fees. As a result of our offering in 2015 and this offering, QCR Holdings has grown from 19% institutional ownership at the end of 2014, to 49% at the end of 2015, to 58% at the end of 2016. Average trading volume in QCRH stock has improved significantly (7,600 average daily trading volume in 2014 to 30,320 in 2016) along with an exceptional increase in trading price over the last several years. Closing stock price at December 31, 2014 was $17.86, at December 31, 2015 was $24.29, and closed at $43.30 on December 31, 2016.

On September 1, 2016 the Company completed its acquisition of Community State Bank (CSB) from Van Diest Investment Company. CSB operates ten banking locations throughout the Des Moines metropolitan area. In the transaction, QCR Holdings acquired 100% of the outstanding common stock of CSB for cash consideration of $80 million. As of December 31, 2016, CSB had $600 million in assets, $430 million in loans and $514 million in deposits. The Des Moines Metropolitan Statistical Area ("MSA") is ranked 4th in the Top 25 MSAs in Iowa and Illinois by deposits. CSB has retained its separate bank charter and will continue on with its rich history of premier customer service and local decision making.

CONSOLIDATED EARNINGS (in thousands)

	2012	2013	2014	2015	2016
Quad City Bank & Trust *	$ 10,732	$ 10,273	$ 10,451	$ 11,762	$ 15,411
Cedar Rapids Bank & Trust	5,881	6,736	8,006	8,108	12,729
Rockford Bank & Trust	593	1,579	1,877	2,189	3,201
Community State Bank	-	-	-	-	2,127
Parent Co. & Eliminations **	(4,588)	(3,650)	(5,381)	(5,131)	(5,781)
Consolidated Earnings	**$ 12,618**	**$ 14,938**	**$ 14,953**	**$ 16,928**	**$ 27,687**

* Includes m2 Lease Funds.

** Includes acquisition costs for the acquisition of CSB in 2016, and all acquisition costs net of the bargain purchase gain for the acquisition of CB&T in 2013.

Gains Recognized on Debt Extinguishment in January 2016

In January 2016, the Company was provided an opportunity to retire all of its $5.1 million QCR Holdings Capital Trust IV junior subordinated debentures and recorded a $1.2 million gain on extinguishment (pre-tax), as the Company was able to acquire the related security at a discount, through auction.

Balance Sheet Restructuring in January 2016

As a result of the one-time gain described above and further contributing to the financial results of 2016, management continued execution of our strategy to repay high-cost borrowings. In January 2016, the Company executed balance sheet restructuring at Quad City Bank & Trust and Cedar Rapids Bank & Trust, which included the repayment of $20.0 million of wholesale borrowings with a weighted average interest rate of 3.92%. The Company incurred a $1.3 million (pre-tax) loss that was recognized in the first quarter of 2016 and the restructuring reduced interest expense by approximately $683 thousand annually.

Significant One-time Gain Used to Restructure Balance Sheet in Third Quarter 2016

The Company also had the opportunity to sell an investment and recognize a gain of approximately $4.0 million in the third quarter of the year. This gain was utilized to further reduce wholesale borrowings by $60 million at a blended rate of 3.24% and further de-lever the balance sheet with the sale of $28 million in securities yielding 1.48%. The remaining funding was replaced by a mix of core deposits and overnight borrowings. The positive impact on future earnings will be an increase in net interest income of approximately $1.3 million annually, increasing net interest margin by approximately 10 basis points.

2016 OVERALL FINANCIAL RESULTS

2016 Was an Exceptional and Record Setting Year for QCR Holdings

The banking and financial industry continues to be complex and ever-changing, but we recognize that now more than ever, we need to remain focused on our mission, vision and values. We intentionally set the bar high for the vision we have set to achieve, but we believe we have the right team and strategies in place to reach that bar.

For the year ended December 31, 2016, the Company reported net income of $27.7 million, resulting in diluted earnings per share ("EPS") of $2.17. Excluding acquisition costs and other non-core items, the Company reported core net income (non-GAAP) of $29.4 million and diluted EPS of $2.31. For the same period in 2015, we reported net income of $16.9 million, or diluted EPS of $1.61, which included several nonrecurring items, including $4.7 million of losses on extinguishments (after-tax) related to the balance sheet restructuring that took place in the second quarter of 2015. Excluding these nonrecurring items, the Company reported core net income (non-GAAP) of $20.9 million and diluted EPS of $1.99.

Our core return on average assets ("ROAA") has improved significantly from a year ago. Core ROAA (non-GAAP) has expanded to 1.03% from 0.82%, when comparing the full year of 2016 to the prior year. We have achieved our initial target ROAA of 1.00% and will now continue to focus on enhancing performance to allow us to rank in the upper quartile of our peers.

For three consecutive years, we have achieved our targeted 10-12% organic growth in total loans and leases. Organic loan and lease growth totaled $188.4 million for 2016, or an annual growth rate of 10.5%. This solid growth has continued to help us move our loan and lease to total asset ratio to 73%, up from 69% in 2015 and 65% in 2014. We believe our ability to customize solutions, grow existing relationships and take advantage of market disruption are key components to these successful results.

Our significant strength and expertise in generating swap fee income and gains on the sale of government guaranteed loans led to another banner year of related fee income. Deploying this strength across our entity resulted in revenue totaling $4.9 million compared to $3.0 in 2015. We intend to continue our emphasis as these products provide unique solutions for our clients. We also look forward to offering these products in the Des Moines metro through Community State Bank.

Net interest income totaled $94.5 million for the year ended December 31, 2016, which represented an increase of 23.9% over the prior year. Net interest income attributable to CSB totaled $10.0 million for the partial year and included $3.2 million of net accretion related to purchase accounting adjustments. Net interest margin increased to 4.02% in the fourth quarter of 2016 due to the balance sheet restructuring, as well as the addition of CSB. One-time accretion acceleration for the fourth quarter was approximately $1.3 million and was the result of payoffs/refinances of acquired performing loans, the prepayment of purchased credit impaired loans and the prepayment of FHLB advances that were acquired at a premium. Excluding the effects of this acceleration, net interest margin would have been 3.84%. By comparison, third quarter net interest margin was 3.70% excluding the effects of acceleration due to the prepayment of purchased credit impaired loans.

The ratio of NPAs to total assets finished at 0.82% at December 31, 2016, which was up from 0.74% one year ago. The Company's allowance to total loans and leases was 1.28% at year end, down from 1.45% at the end of 2015.

As a result of solid earnings performance, capital ratios continue to be strong. The Company's total risk-based capital ratio was 11.55% at December 31, 2016, the common equity tier 1 ratio was 9.40% and the tangible common equity to tangible assets ratio increased to 8.04%.

A Look Back at Our Market Capitalization Provides an Exceptional View

1993

$14 million capital raise

(QCR Holdings is formed)

2010

$33 million market cap

(double 1994)

2012

$65 million market cap

(double 2010)

2014

$142 million market cap

(double 2012)

2016

$568 million market cap

(quadrupled 2014)

QCR Holdings, Inc. Strategic Advantages

During 2016, we continued to build on the identified niches below that have been enhancing our growth over the last several years. We believe these niches offer variety and diversity to our business model and valuable expertise to our clients. We will continue to invest wisely in our people, products and technology as we look for opportunities of further growth not only in these lines of business but in our core business as well. We will also continue to collaborate and leverage opportunities across our entire Company to maximize shareholder value at every opportunity.

Correspondent Banking Division - The Correspondent Banking Division at Quad City Bank & Trust continues to seize opportunities to deliver exceptional customer service to downstream banks in Illinois, Iowa and Wisconsin. During 2016, we were able to increase the total number of banks we serve to 181 with a weighted-average balance of total noninterest bearing deposits of $354 million for 2016. Our veteran team of bankers provide many layers of expertise in such areas as trust and investment services, loans, and leases.

Wealth Management Division - The expertise found across our company in our Wealth Management Division is a distinguishable competitive advantage. Being able to provide our clients with a continuum of services is crucial to deepening relationships. With offerings in trust, investments, financial planning, and family office, we add non-interest income to our banks and provide great opportunities for other services as well. In 2016, assets under management totaled $2.8 billion and our veteran staff added 306 new relationships. We are excited about the prospects of growing this niche in the Ankeny/Des Moines market via Community State Bank.

m2 Lease Funds - m2 Lease Funds is a wholly owned subsidiary of Quad City Bank & Trust. Leasing is an attractive option for many small and medium sized businesses and m2 prides itself on being easy to do business with (a one page lease agreement written in plain English). m2 Lease Funds works with all of our banks and nationwide as well with leasing specialists located in Iowa, Wisconsin, Minnesota, South Carolina, North Carolina, Florida, California, Colorado, Texas, Massachusetts, and Pennsylvania. m2 has a high yielding portfolio that averaged 5% in 2016. Income has grown at a 16% CAGR since 2006.

Living the Brand - We continue to believe our people are the key differentiator in each of our markets. As such, one measure of employee performance is utilizing a metric we call "Living the Brand". "Living the Brand" means living our Brand Promise – making sure that each employee's performance is so good that our clients (internal and external) will always experience great relationships, service and advice. It is our hope that by placing daily emphasis on our Brand Promise every client will truly see "People you can bank on®" in everything we do.

RESULTS BY ENTITY

Quad City Bank & Trust – Under the leadership of President and CEO, John Anderson, the Company's first subsidiary bank (1994), recorded total consolidated assets of $1.4 billion at December 31, 2016. The bank continues to have success in adding new clients to its Correspondent Banking and Wealth Management businesses as outlined above. Quad City Bank & Trust realized record net income of $15.4 million for the year ended December 31, 2016, which compares to $11.8 million in 2015.

Cedar Rapids Bank & Trust – President and CEO Larry Helling, one of the founders of Cedar Rapids Bank & Trust (2001), led his team to record net income of $12.7 million for the year ended December 31, 2016, which compares to $8.1 million in 2015. Total assets at December 31, 2016 finished at $913 million. Included in the growth of revenue and assets for Cedar Rapids Bank & Trust is Community Bank & Trust, located in Waterloo and Cedar Falls. Community Bank & Trust's three banking locations were merged with Cedar Rapids Bank & Trust in the fourth quarter of 2013.

Rockford Bank & Trust – Led by President and CEO, Tom Budd, Rockford Bank & Trust (2005) reported record net income for 2016 of $3.2 million. By comparison, the bank reported net income of $2.2 million in 2015. Total assets finished the year at $391 million.

Community State Bank – QCR Holdings was fortunate to maintain the successful leadership of President and CEO, Ron Nagel as it acquired CSB on September 1, 2016. Total assets at December 31, 2016 were $600 million and net income for the partial year of ownership was $2.1 million.

QCR HOLDINGS, INC. STRATEGIES TO CONTINUE TO DRIVE SHAREHOLDER VALUE

The Company continues to focus on the following seven stated initiatives in an effort to further improve profitability and drive increased shareholder value:

- Continue strong organic loan and lease growth to maintain loans and leases to total assets ratio in the range of 70-75% (73% as of 12/31/16)
- Continued focus on growing core deposits to maintain reliance on wholesale funding to less than 15% of assets (11% as of 12/31/16)
- Continue to focus on generating gains on the sale of USDA and SBA loans, and fee income on SWAPS, as a significant and consistent component of core revenue
- Grow wealth management fee income by 10% annually
- Carefully manage noninterest expense growth
- Maintain asset quality metrics at better than peer levels
- Participate as an acquirer in the consolidation taking place in our markets to further boost ROAA, improve efficiency ratio, and increase EPS

During 2016 we focused on the strategies listed above that we believe will position us for 2017 and beyond. The Strategic Leadership Team (SALT) - Doug Hultquist, Todd Gipple, John Anderson, Larry Helling, Tom Budd and Cathie Whiteside, held in person meetings with all employees (at each location) in early March 2016. We have scheduled to do so again in March of 2017 – including Ron Nagel of CSB as our newest member of the SALT team.

Our results in 2016 certainly indicate that our team is focused on doing whatever it takes to "Be Exceptional" – no matter their role and no matter the location of the entity where they happen to reside. The now 23 year legacy and history of our company is proving to be an interesting and rewarding story that had humble beginnings founded in the strength of the very best people. Our thanks go to each and every member of our Company for their passion and commitment that has led to our exceptional 2016.

Our work is further enhanced and strengthened by talented and passionate local Board members in each of our communities. These community leaders are often times our biggest advocates and we recognize that we would not have achieved the successes of 2016 without their significant commitment to our Company and to each of our employees. We are a relationship driven organization® and we thank you for being a shareholder that values relationships as much as we do.

Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.

Todd A. Gipple
Executive Vice President, Chief Operating Officer and
Chief Financial Officer, QCR Holdings, Inc.

QCR HOLDINGS, INC. **Board of Directors**



(Left to Right)

Ronald G. Peterson
Retired Executive, First State Bank of Illinois

Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust

John-Paul E. Besong
Retired Executive, Rockwell Collins

Patrick S. Baird
Chair of the Board, QCR Holdings, Inc.
Retired President and Chief Executive Officer, AEGON USA, LLC

Linda K. Neuman
Founder and Principal, Iowa Arbitrators
Associate Justice, Iowa Supreme Court (Retired)

James J. Brownson
President, W.E. Brownson Co.

Donna J. Sorensen, J.D.
President, Sorensen Consulting

Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.

Marie Z. Ziegler
Vice Chair of the Board, QCR Holdings, Inc.
Retired Executive, Deere & Company

Michael L. Peterson
President and Owner, Peterson Genetics, Inc.

Mark C. Kilmer
President, The Republic Companies

George T. Ralph III
Owner, GTR Realty Advisors, LLC

Todd A. Gipple
Executive Vice President
Chief Operating Officer and Chief Financial Officer,
QCR Holdings, Inc.



(Left to Right)

Cynthia M. Carlson
Executive Vice President, Wealth Management Group,
Quad City Bank and Trust Company

John A. Rodriguez
Executive Vice President, Deposit Operations
and Information Services

Dana L. Nichols
Executive Vice President, Chief Credit Officer

John R. Oakes
1st Vice President, Treasurer

Michael J. Wyffels
Senior Vice President, Chief Information Officer

Thomas D. Budd
President and Chief Executive Officer,
Rockford Bank and Trust Company

Stacey J. Bentley
President and Chief Executive Officer,
Community Bank and Trust Company

John R. McEvoy
Executive Vice President,
Chief Operations Officer and Cashier,
Quad City Bank and Trust Company

Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.

Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company
Executive Vice President, Chief Lending Officer,
QCR Holdings, Inc.

Todd A. Gipple
Executive Vice President, Chief Operating Officer
and Chief Financial Officer, QCR Holdings, Inc.

Ronald M. Nagel
President and Chief Executive Officer,
Community State Bank

Jill A. DeKeyser
Senior Vice President,
Director of Human Resources

Peter J. Benson
Executive Vice President,
Chief Legal Counsel and Trust Officer
Quad City Bank and Trust Company

John R. Engelbrecht
Chief Executive Officer, m2 Lease Funds, LLC

M. Randolph Westlund
Executive Vice President,
Chief Investment Officer

Shawna M. Graham
Senior Vice President,
Director of Risk Management

Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC

John H. Anderson
President and Chief Executive Officer,
Quad City Bank and Trust Company
Chief Deposit Officer, QCR Holdings, Inc.

Cathie S. Whiteside
Executive Vice President, Corporate Strategy,
Human Resources and Branding

2016 Company **Highlights**

306
WEALTH MANAGEMENT RELATIONSHIPS ADDED HELPING DRIVE MORE THAN $2.8 BILLION IN TOTAL ASSETS UNDER MANAGEMENT

18,834
TOTAL COMPANY WIDE VOLUNTEER HOURS

10%
INCREASE IN LOANS AND LEASES OVER 2015

$3,301,943,748
In Total Assets at December 31, 2016

$27.7 million
2016 ANNUAL EARNINGS

30%
OF TOTAL DEPOSITS ARE NON-INTEREST BEARING

$18.2 million
INCREASE (24%) IN NET INTEREST INCOME OVER 2015

TOTAL DEPOSITS (in millions)	12.31.14	12.31.15	12.31.16
Non-interest bearing demand deposits	$ 512	$ 616	$ 797
Interest bearing demand deposits	779	886	1,369
Time deposits	306	310	439
Brokered deposits	83	69	64
TOTAL DEPOSITS	$ 1,680	$ 1,881	$ 2,669

TOTAL ASSETS (in millions)



12.31.16
$3,302
12.31.15
$2,593
12.31.14
$2,525
$0
$2,500
$5,000

GROSS LOANS/LEASES (in millions)



12.31.16
$2,405
12.31.15
$1,798
12.31.14
$1,630
$1,000
$2,000
$3,000

DEPOSIT MARKET SHARE (JUNE 30, 2016)

Quad Cities	13.14%	Rank #2 of 36
Cedar Rapids	10.23%	Rank #4 of 40
Rockford	5.08%	Rank #8 of 26
Waterloo/Cedar Falls	3.84%	Rank #10 of 25
Ankeny / Des Moines	2.88%	Rank #8 of 49

QCR Holdings, Inc.

Group Operations Management Team

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

Peggy M. Bishop
Senior Vice President, Director of Compliance

Jill A. DeKeyser
Senior Vice President, Director of Human Resources

Beth L. Easterla
Vice President, Deposit Operations and Electronic Banking Manager

Kathleen M. Francque
Senior Vice President, Correspondent Banking

Erin J. German
Senior Vice President, Chief Operations Officer, Community State Bank

Pamela J. Goodwin
1st Vice President, Loan Operations Manager

Elizabeth A. Grabin
1st Vice President, Controller and Director of Financial Reporting

Shawna M. Graham
Senior Vice President, Director of Risk Management

R. Timothy Harding
Senior Vice President, Director of Internal Audit

Anne E. Howard
Vice President, Human Resources Manager

John R. McEvoy
Executive Vice President, Chief Operations Officer and Cashier, Quad City Bank and Trust Company

John R. Oakes
1st Vice President, Treasurer

John A. Rodriguez
Executive Vice President, Deposit Operations and Information Services

Shellee R. Showalter
Senior Vice President, Director of Investor Services and Compensation

Michael J. Wyffels
Senior Vice President, Chief Information Officer



Michael Segner

President & Chief Executive Officer, People Trust & Savings Bank - *Clive, Iowa*

exceptional

"Thank you for your sincere approach to our relationship. The effort that you have put forth to maintain and strengthen our relationship is very noticeable and strengthens my resolve to maintain and enhance the relationship, just the same.

Community banks working with community banks is something that I, and our bank, appreciates. I am truly impressed at the passion and quality in which you provide service to us. Thank you for taking the time to meet with me and for the relationship we have."

QUAD CITY BANK & TRUST

INVESTING IN THE QUAD CITIES AREA

10,387

EMPLOYEE HOURS VOLUNTEERED IN 2016

DIRECTORS

John H. Anderson
President and Chief Executive Officer, Quad City Bank and Trust Company

Mark C. Kilmer
Chair of the Board, Quad City Bank and Trust Company
President, The Republic Companies

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Douglas M. Hultquist
President and Chief Executive Officer, Co-Founder, QCR Holdings, Inc.

Steven R. Gelfman
President and Managing Partner, Gelfman | First Equity

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

John H. Harris, II
Retired Former President, Star Forms, Inc. and Isabel Bloom, LLC

Linda K. Neuman
Vice Chair of the Board, Quad City Bank and Trust Company
Founder and Principal, Iowa Arbitrators
Associate Justice, Iowa Supreme Court (Retired)

Ronald G. Peterson
Retired Executive, First State Bank of Illinois

Victor J. Quinn
Retired Executive, Quad City Bank and Trust Company

David J. Steil
Owner, Fidlar Technologies

James D. von Maur
President, Von Maur Inc.

Marie Z. Ziegler
Retired Executive, Deere & Company

SENIOR MANAGERS

John H. Anderson
President and Chief Executive Officer

Nick W. Anderson
Vice President, Chief Financial Officer

Cynthia M. Carlson
Executive Vice President, Wealth Management Group

Jill L. Dubin
Vice President, CRA Officer

Robert M. Eby
Senior Vice President, Chief Credit Officer

Laura L. Ekizian
Executive Vice President, Chief Relationship Officer

Kathleen M. Francque
Senior Vice President, Correspondent Banking

Therese K. Gerwe
Vice President, Treasury Management

Deborah C. Gillum
1st Vice President, Retail Banking

Anne E. Howard
Vice President, Human Resources Manager

David C. Howell
1st Vice President, Wealth Management Group

Rick J. Jennings
Senior Vice President, Senior Trust Officer

Jeffrey M. Lockwood
Executive Vice President, Chief Lending Officer

Peter J. McAndrews
1st Vice President, Retail, Real Estate and Consumer Loans

John R. McEvoy
Executive Vice President, Chief Operations Officer and Cashier

Cathie S. Whiteside
Executive Vice President, Corporate Strategy, Human Resources and Branding

Michael J. Wyffels
Senior Vice President, Chief Information Officer



John Anderson

President and Chief Executive Officer,
Quad City Bank & Trust

QUAD CITY BANK & TRUST

Exceptional is defined as unusually good, outstanding. Over the past year, our Team's rally cry has been to "Be Exceptional."

Our rally cry, coupled with our Mission, which focuses squarely on our clients - "We make financial dreams a reality," creates a solid foundation to achieve our stated corporate-wide Vision: QCRH will be ranked in the top quartile on Return on Assets (ROA) of peer firms by 2020.

As we have now wrapped up 2016, we focus on the results of the aforementioned by assessing how well we did with our Strategic Initiatives, all of which drove our ROAA to a record 1.12%, putting us well on our way to achieving our corporate vision.

Strategic Initiatives (Quad City Bank & Trust)	**2016 Results**
Target loans and leases to total assets of 70 – 75%	72.39 %
Reduce wholesale funding to less than 15%	9.13 %
Increase gains on sale of USDA and SBA loans, along with SWAP income, in 2016 to a more significant, and constant, component of core revenue	+ 4 %
Grow Wealth Management net income by 15% annually	- 10.54 %
Eliminate identified noninterest expenses and manage annual expense growth ([1] excludes debt extinguishment charges)	+ 4 % [1]
Improve nonperforming assets to better than peer levels ([2] Total NPAs / Assets)	.84 % [2]

With one exception, the Team has met or exceeded our goals on these initiatives and they continue to collaborate on ways to gain momentum on each one.

Over the past 23 years, QCBT has grown from a de novo institution into a $1.4 billion bank headquartered in Bettendorf, Iowa, a feat unimaginable to many when we opened our doors on a cold snowy morning in January of 1994.

Outside of all of these achievements, and at our core, is the outstanding Team of individuals who place client satisfaction, shareholder return, and growing our community, as their main objectives. I am proud to be part of this Team of incredibly focused and talented professionals.

What Community Banking is All About

In late 2016 we received a call from one of our valued clients informing us that she, along with five of her dear friends, were in downtown Chicago on their annual shopping adventure. The trip is something this group of friends has done for many years. Unfortunately, during the course of their first day of shopping she was notified that her QCBT debit card had to be closed down due to potential fraudulent activity.

To help ensure the shopping trip could go on, our Deposit Operations Team came into the bank after hours (on a Friday night) to work through the details. The end result was our client's annual weekend was left uninterrupted as our team worked to get the card working. This is a perfect example of *People You Can Bank On.®*


FIGGE

"I would like to express my sincere gratitude for your generous gift toward the Figge Art Museum's Annual Fund. We have experienced wonderful success in our 2016 campaign and look forward to even more success in the future because of the support from strong organizations, like Quad City Bank & Trust, whose leadership sets the pace for growth and prosperity in our community.

With Quad City Bank & Trust as our partner, the Figge Art Museum can provide a rich culture of art appreciation and education which benefits the people in our community, schools, businesses, and organizations serving our mission of bringing art and people together."

Raelene Pullen
Development Director, Figge Art Museum



Peter Watson, President // Mark Watson, Treasurer

Climate Engineers - *Hiawatha, Iowa*

"Climate Engineers has critical partners that are carefully selected based on reputation. Quality and service are more important in our business model than price or fees.

Cedar Rapids Bank & Trust has been our business banking partner since they started in Cedar Rapids because they are a perfect fit. Last year, they were instrumental in helping us with a complicated real estate transaction. They took care of all the details, which allowed us to focus on our core business. We are raving fans of Cedar Rapids Bank & Trust."

CEDAR RAPIDS BANK & TRUST

INVESTING IN CEDAR RAPIDS, IOWA

4,150

EMPLOYEE HOURS VOLUNTEERED IN 2016

DIRECTORS

Larry J. Helling
President and Chief Executive Officer, Cedar Rapids Bank and Trust Company

Donna J. Sorensen, J.D.
Chair of the Board, Cedar Rapids Bank and Trust Company
President, Sorensen Consulting

Patrick S. Baird
Retired President and Chief Executive Officer, AEGON USA, LLC

Robert T. Buckley
Owner and Chief Executive Officer, Kirk Gross Company

Patrice M. Carroll
President and Chief Executive Officer, ImOn Communications

Loren L. Coppock
Chairman of the Board, TrueNorth Companies, LLC

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

Hillary L. Hughes, CFA
Director, Prairie Capital Advisors, Inc.

David R. Mason, Sr.
Attorney and Partner, Redfern, Mason, Larsen and Moore, PLC

James A. Mudd, II
President and Chief Executive Officer, Mudd Advertising

Fred G. Timko
Vice Chair of the Board, Cedar Rapids Bank and Trust Company
President, Down to Earth Development, LLC

SENIOR MANAGERS

Larry J. Helling
President and Chief Executive Officer

John A. Rodriguez
Executive Vice President, Operations and Cashier

J. Mitchell McElree
Executive Vice President, Managing Director, Specialty Finance Group

Patricia L. Ellison
Executive Vice President, Chief Credit Officer

Gary M. Becker
Senior Vice President, Commercial Banking

Kevin D. Bruns
Senior Vice President, Wealth Management

James D. Klein
Executive Vice President, Chief Lending Officer

Deborah J. Gertsen
Senior Vice President, Trust and Investments

Shelly A. Strellner
Senior Vice President, Private Banking

Timothy J. White
Senior Vice President, Business Development, Specialty Finance Group



Larry Helling

President and Chief Executive Officer,
Cedar Rapids Bank & Trust

CEDAR RAPIDS BANK & TRUST

2016 will go down in the books as Cedar Rapids Bank & Trust's most profitable year in our 15-year history. In spite of continued uncertainty on many fronts (economy, elections, international events, etc.), Cedar Rapids Bank & Trust was able to finish the year with strong operating performance.

At the end of each year, I personally call a long list of clients to thank them for their business and solicit feedback. It's an invigorating experience as I talk with old friends, new clients and long-time supporters. The consistent message that I hear is that our people are outstanding and have built long-lasting relationships. When I'm asked about the secret to building CRBT over the past 15 years, it's a simple answer. It's all about the people. Our clients recognize and value our local in-house decision making, our staff's expertise, our philosophy to do the "right thing" every day, and our team approach that supports our client's journey from growing their business to managing their wealth.

In addition, our commitment to serving and enhancing our community continues to position CRBT as a market leader. We are very proud of the communities we serve and that pride shows in the volunteer spirit that permeates the company. We contribute volunteer leadership and participation in over 100 local nonprofit and economic development organizations. In 2016, our annual total time given by CRBT employees was 4,150 hours.

As we celebrate the many successes of the past year, we continue to challenge ourselves to reach new heights and explore innovative strategies to grow our franchise and become the number one bank in our market. This vigilant pursuit of non-complacency will allow us to "Be Exceptional" and reward our employees, our clients, our community, and ultimately, our shareholders.

"CRBT has been our friend and partner for nearly a decade. No matter what the challenge, they have been willing to "think outside the box" to help meet our needs. When we were looking to buy a piece of property for our future home, CRBT structured a deal that others weren't willing to entertain. Their customer service is a model for all businesses. Each and every customer is treated with friendliness and respect. Their staff is empowered to do the simple things that make common interactions special. I often share the story with friends and family about the CRBT teller who, without knowing who we were, offered her personal cash box for use at our charity fundraiser. I have no hesitation recommending CRBT to my friends and family for all their personal banking needs."

Tony and Marcia Bedard // Palo, Iowa

"CRBT exudes values that are important to our firm. Like us, CRBT is committed to helping people thrive by giving back to the community, thinking creatively and finding solutions where all parties benefit. When we conduct business with organizations that exemplify these values, our relationship naturally evolves into a strong partnership. Moreover, CRBT has devoted time to thoroughly understand the structure of our company and the direction in which we are headed. As we continue to build and grow our company by investing in our clients, colleagues, business partners and communities, we have every confidence that CRBT is ready, willing and able to support our efforts."

Duane Smith, Chief Executive Officer // Jason Smith, President
TrueNorth Insurance & Financial Strategies

"When we decided to follow Deb Gertsen to CRBT in 2001, we had no idea it would play such a large role in our lives. Deb introduced us to Shelly Strellner, and since then, they have both played a key role in helping us invest, plan for our children's college education, and secure our financial future. Now our children, both adults, are CRBT clients! From a professional standpoint, Melissa Torner and the international team are always ready and willing to help with Pete's business needs. And as a realtor, I know I can count on the expertise of Debby Roth and the mortgage team to flawlessly execute transactions for my clients. I've come to look forward to my New Years Eve call from Larry Helling to see how the year was with CRBT. Truly, at CRBT, everybody does know your name."

Karen & Pete Mathison // Cedar Rapids, Iowa


CITIZEN

Rick Roth, Managing Member

Roth Jewelers, L.L.C. - *Waterloo, Iowa*

"Community Bank & Trust is a great business partner. Their scope of services and systems well handle all our banking needs. Banking with Community is very cost effective and avoids much of the red tape inherent in big banks. The people of Community Bank & Trust are proactive and always deliver an excellent customer experience with a personal touch."

exceptional

COMMUNITY BANK & TRUST
A Division of Cedar Rapids Bank & Trust

INVESTING IN THE CEDAR VALLEY

1,001

EMPLOYEE HOURS VOLUNTEERED IN 2016

SENIOR MANAGERS

Stacey J. Bentley
President and Chief Executive Officer

Kyle M. Baker
Vice President, Retail Banking

Richard L. Jaacks
Senior Vice President,
Business Development Officer



Stacey Bentley

President and Chief Executive Officer, Community Bank & Trust

COMMUNITY BANK & TRUST
A Division of Cedar Rapids Bank & Trust

Today. We have an abundance of resources to assist you since we successfully joined forces with Cedar Rapids Bank & Trust, further helping you achieve financial success while remaining your local bank with local decisions.

This year marked a series of educational round tables in additional to social gatherings. We are dedicated to being a partner to your business and work; finding solutions together to ensure we support you and your operations.

2016 led us to further demonstrate our commitment to the Cedar Valley and to you. We launched a $3.7 million renovation to our downtown Waterloo office as part of our pledge to you to ensure we are your bank of choice. With the renovation, many new innovations and enhanced technology will be accessible to you and your business which will position both of us well into the future. This extensive renovation also allowed us to acknowledge the importance of nonprofit organizations and the services they provide throughout our community. We had the opportunity to donate office furniture and supplies to 20+ nonprofit organizations through our "Pay it Forward" campaign.

Along with the physical renovation, we decided to refresh our overall branding in the Cedar Valley with an updated logo and color. We have a message to tell and an exciting message it is.

Our Message. We are able to provide the technology of larger banks while continuing to provide the level of customer service you are accustomed to. Put simply, we are large enough to accommodate but small enough to appreciate. Our focus in 2017 is to continue our growth – growing loans and deposits and most of all, growing relationship banking. By joining forces with Cedar Rapids Bank & Trust, our lending capacity has substantially increased. We are able to accommodate large loan requests, yet still uniquely structure the loan to best suit your needs. We have various products and services that can strengthen your growth individually and professionally. When our clients prosper, so do we. This reflects our commitment to the success of individuals and clients in the communities we serve. By providing resources, education, guidance, and products and services that save you time and money, we are able to help you grow.

We are happy to report our Wealth Management & Trust Department has been recognized as one of the strongest and well known Wealth Management & Trust Departments in the Cedar Valley. With their 130+ combined years of experience, the Wealth Management Team delivers a comprehensive and fully-integrated suite of wealth-building expertise.

exceptional

2017 will mark the 20 year anniversary of our presence in the Cedar Valley. We knew we needed to update our look and freshen our brand to mirror our progress and help convey our message. As we strive to "Be Exceptional" in everything we do, we are excited to share with you the launch of our new logo representing our vision and outlook for the future.



Stephen Hogan, Owner

Rock Valley Subway, L.L.C. - *Central Illinois*

"Rockford Bank & Trust is my 'coffee shop'. It's a great place to start my day. The moment I walk in I'm greeted warmly by name. They know my daily business needs and I'm treated in a friendly, courteous, respectful and prompt manner. The culture of this bank is always happy and helpful.

When in social situations I'm pleased to share that Rockford Bank & Trust is my bank and handles my business and personal financial needs with caring knowledge and professionalism. I highly recommend Rockford Bank & Trust to others as I'm proud to be associated with a bank that cares for me and my community.

Rockford Bank & Trust has earned my trust by meeting my banking needs with a personal touch, which is very important to me as a small business owner. They work with me, always having my best interest at heart, to help my business and personal finances reach their greatest potential. "

ROCKFORD BANK & TRUST

INVESTING IN ROCKFORD, ILLINOIS

1,822

EMPLOYEE HOURS VOLUNTEERED IN 2016

DIRECTORS

Thomas D. Budd
President and Chief Executive Officer, Rockford Bank and Trust Company

George T. Ralph III
Chair of the Board, Rockford Bank and Trust Company
Owner, GTR Realty Advisors, LLC

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Charles E. Box
Vice Chair of the Board
Former Chairman, Illinois Commerce Commission
Former Mayor, Rockford, Illinois

Rebecca Epperson
President, Chartwell Agency

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

Monica B. Glenny, CPA, CMA
Independent Star Team Builder, Mary Kay Cosmetics

James P. Hamilton
President, MRV Foundation Inc.

Douglas M. Hultquist
President and Chief Executive Officer, Co-Founder, QCR Holdings, Inc.

Dana S. Kiley, Jr.
President, CoyleKiley Insurance Agency, Inc.

Robert J. Stenstrom
President, Stenstrom Petroleum Services Group

M. Shawn Way
President and Chief Executive Officer, Milestone, Inc.

SENIOR MANAGERS

Thomas D. Budd
President and Chief Executive Officer

Brian J. DeBenedetto
Senior Vice President and Trust Manager

Lori L. Diaz
Senior Vice President, Treasury Management

James M. Hansberry
Executive Vice President, Wealth Management

Anthony A. Moczynski
Senior Vice President, Chief Credit Officer

Brenda S. Nayonis
Executive Vice President, Operations and Cashier

Karl R. Swanson
Executive Vice President, Chief Lending Officer



Thomas Budd

President and Chief Executive Officer, Rockford Bank & Trust

ROCKFORD BANK & TRUST

2016 was an excellent year as the bank achieved significant growth in client relationships and profitability.

We furthered our mission of making financial dreams a reality by striving to adhere to our values and create a performance culture that seeks to "Be Exceptional." Our Rockford community continued its transformation with growth in new projects at historic levels of capital spending.

Financial results for 2016 were highlighted by a 46% increase over the prior year in net income. Our improvement in profitability was driven by strong revenue growth combined with close management of expenses. We will continue efforts in 2017 to manage our expenses and leverage our existing capacity while studying ways to create additional capacity through improved processes and collaboration.

We also benefitted from improved asset quality and minimal loan losses reflecting the improved local economy and disciplined underwriting. Our performance in 2016 placed us well within local peer averages and our goal for 2017 will be to reach the top quartile of our peers in profitability, asset quality and capitalization.

The Rockford region continued its trend of unprecedented levels of capital projects by existing as well as new major employers. It is estimated that approximately $2 billion in new projects were completed, started, or announced during 2016. These projects are diverse in terms of industries, public and private, and, in some cases, public/private partnerships. Industries include aerospace, healthcare, logistics, transportation and hospitality. The diversity of these projects will contribute to balanced economic growth and workforce development well into the future.

Our mission to make financial dreams a reality is at the heart of the role RB&T plays as a community bank. Financial dreams come in many forms. They may range from helping one of our "senior" clients buy a home in Florida, to an entrepreneur starting a business, to helping a struggling company work through a challenging time. Regardless of the simplicity or complexity, the importance is the same to the person we're helping. We strive to treat them all with the same level of respect and attention.

For 2017 we're excited to continue our growth, participate and support Rockford's transformation, and further establish Rockford Bank & Trust as Rockford's premier community bank.


BERGMAN
ACADEMY

Frank Levy, President

Newbury Living - *Des Moines, Iowa*

"Newbury has active banking relationships with about a dozen lending institutions. Community State Bank stands out for the lengths it will go to try to create win-win opportunities. CSB has funded several projects for Newbury, each of which required creativity, comfort with complexity, patience and flexibility."

community state bank

INVESTING IN OUR COMMUNITIES

1,102

EMPLOYEE HOURS VOLUNTEERED IN 2016

DIRECTORS

Larry J. Helling
Chair of the Board, Community State Bank
President and Chief Executive Officer
Cedar Rapids Bank and Trust Company

Todd A. Gipple
Director, Community State Bank
Executive Vice President, Chief Operating Officer and
Chief Financial Officer, QCR Holdings, Inc.

Douglas M. Hultquist
Vice Chair of the Board, Community State Bank
President and Chief Executive Officer, Co-Founder,
QCR Holdings, Inc.

Ronald M. Nagel
President and Chief Executive Officer,
Community State Bank

Dana L. Nichols
Director, Community State Bank
Executive Vice President, Chief Credit Officer
QCR Holdings, Inc.

SENIOR MANAGERS

Ronald M. Nagel
President and Chief Executive Officer

Al H. Brazelton
President, CSB Insurance Group

Jennifer L. Canelos
Senior Vice President of Marketing

Jodi Corcoran
Senior Vice President, Treasury Management Officer

Erin J. German
Senior Vice President, Chief Operations Officer

Cade L. Lindaman
Vice President, Mortgage Lending

Kathy A. Nichols
Senior Vice President, Retail Banking

Ken R. Wilson
Vice President, Financial Advisor



Ron Nagel

President and Chief Executive Officer, Community State Bank

We became part of the QCR Holdings, Inc. family in the 3rd quarter of 2016. When it came time to find a new owner, we looked for an organization that identifies with and shares similar values. We call them our "Redefining Simple" principles. Thus, the joining of our organizations made for a great combination of customer-centric companies. CSB is a solid community bank with 10 branches throughout the Des Moines Metro. We have a large retail deposit and commercial lending base. We lead all of our business with the following principles:

Make it Easy for Customers to do Business with Us.

Make Exceptional Service the Rule – not the Exception.

Be Accountable.

Be Innovative and Embrace Change.

Be a Team Player.

Be Professional.

We strive to deliver on these every day for every customer regardless of financial status.

Our joining with the QCR Holdings Team will also enhance our ability to deliver superior service. We especially look forward to the improved scale this partnership gives us to assist with so many of our customers who are experiencing financial expansion. This combination will also support the continued technology changes that occur in the industry at a rapid pace. CSB continues to be the #1 bank in the Ankeny market. While we are by far not the largest institution in the Metro we strongly believe we are the best at meeting customer needs.

As of January 1, 2017 we merged CSB Insurance with TrueNorth and created a new joint venture. Our CSB Insurance staff members were doing an amazing job, however we felt we needed to raise the visibility of the agency and its management talent. Joining with TrueNorth was the appropriate move at this time. We look forward to even better customer support and growth with this new partnership.

exceptional

Not only do we thank our employees for all their hard work, we thank our customers for their loyalty over all of these years.

We have been in business for over 115 years and by joining the QCRH Team we are positioning the organization well for another 100 years.



Ali Baydoun // Chad Kime // Jim Bauters

The Enterprise Group of UHY Advisors, Inc. - *Farmington Hills, Michigan*

exceptional

"We appreciate our long and very professional relationship with m2 and its personnel. The best testimonial is the amount of repeat business our clients want to do with m2 as they have banks and others pounding on them; and many times at some significant rate advantages."

INVESTING IN OUR COMMUNITIES

372

EMPLOYEE HOURS VOLUNTEERED IN 2016

DIRECTORS AND SENIOR MANAGERS

John R. Engelbrecht
Chair of the Board, Founder and Chief Executive Officer,
m2 Lease Funds, LLC

John H. Anderson
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Quad City Bank and Trust Company

Patrick S. Baird
Director, m2 Lease Funds, LLC
Retired President and Chief Executive Officer, AEGON USA, LLC

Brian L. Besler
Senior Vice President, Administration

Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC

Michael A. Hatfield
Vice Chair of the Board, m2 Lease Funds, LLC
Retired Senior Vice President and Secretary,
M & I - Marshall & Ilsley Corporation

Larry J. Helling
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company

Mark R. Hogan
Director, m2 Lease Funds, LLC
Secretary and Chief Executive Officer,
Wisconsin Economic Development Corporation

Douglas M. Hultquist
Director, m2 Lease Funds, LLC
President and Chief Executive Officer
Co-Founder, QCR Holdings, Inc.

Christine D. Kennedy
Chief Financial Officer,
m2 Lease Funds, LLC

Dana L. Nichols
Director, m2 Lease Funds, LLC
Executive Vice President, Chief Credit Officer
QCR Holdings, Inc.



John Engelbrecht

Chief Executive Officer,
m2 Lease Funds, LLC

m2 was started in 1998 and became a part of the QCR Holdings family in 2005. 2016 was a challenging year for m2 and for our industry in general.

While the national economy improved in 2016, it has been primarily driven by growth in the consumer segment, a segment in which m2 does not participate. Commercial and industrial lending and leasing in our niche was stagnant or actually shrank in 2016. This resulted in increased competition from larger institutions, coming down market with lower rates and a loosening of credit underwriting that we do not believe is suitable given the risk/reward scenario.

m2 provides higher returns and spreads and consequently provides an increased return on assets and equity than our sister banks. To best utilize QCR Holdings' capital resources, we believe that m2 should grow to be a more significant portion of the Company's assets. This initiative began in mid-2013 and with our recent performance, we are on our way to reaching that goal. m2 ended the year with assets of $213 million, a 5% increase over the preceding year.

Today m2 has thousands of leases in virtually every state. As an equipment leasing generalist, m2 leases all varieties of equipment. Currently the largest equipment concentrations include manufacturing, technology, marine, food processing, packaging, transportation, bakery and construction.

We continue to believe that the m2 business model of providing quick and responsive turnarounds in a simple and straight forward manner remains sound and for us to grow we only need to add more "talent" to our Team. Unlike our sister banks' goals of increasing market share in their local communities, m2 does business nationwide. m2 doesn't have a local community to call home, so we expanded by adding new employees nationally. We recently increased our footprint by expanding to Texas, California, Massachusetts and Colorado. These employees join our staff members located in Pennsylvania, Florida, Iowa, Wisconsin, Minnesota and South Carolina.

We are optimistic on the economic outlook for 2017 and we believe that we will benefit from increasing capital equipment acquisitions.

We believe that we have the Team in place to continue our steady growth and to continue adding substantial returns for the Company for 2017 and beyond.

Year-End 2005-2016



Stock Price
Tangible Book Value Per Common Share
$50
$40
$30
$20
$10
$0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Total Deposits 2006 / 2016



DECEMBER 31, 2006
Total $875.5 MM
Non Interest Bearing Demand
$124.2 MM or 14%
Interest Bearing Demand
$334.0 MM or 38%
CDs
$345.8 MM or 40%
Brokered Deposits
$71.5 MM or 8%



DECEMBER 31, 2016
Total $2,669.3 MM
Non Interest Bearing Demand
$797.4 MM or 30%
Interest Bearing Demand
$1,369.2 MM or 51%
CDs
$439.2 MM or 16%
Brokered Deposits
$63.5MM or 3%

Facility Map and Locations

FACILITY	STREET ADDRESS	CITY	STATE	ZIP	DATE OPENED / ACQUIRED **
Quad City Bank & Trust	2118 Middle Road	Bettendorf	Iowa	52722	Jan 1994
Quad City Bank & Trust	4500 N Brady Street	Davenport	Iowa	52806	July 1996
Quad City Bank & Trust/QCRH	3551 7th Street	Moline	Illinois	61265	Feb 1998
Quad City Bank & Trust	5405 Utica Ridge Road	Davenport	Iowa	52807	Oct 2000
Cedar Rapids Bank & Trust	500 First Avenue NE	Cedar Rapids	Iowa	52401	July 2005 (Sept 2001*)
Rockford Bank & Trust	308 W State Street	Rockford	Illinois	61101	Feb 2014 (Jan 2005*)
Quad City Bank & Trust	1700 Division Street	Davenport	Iowa	52804	Mar 2005
Cedar Rapids Bank & Trust	5400 Council Street NE	Cedar Rapids	Iowa	52402	June 2005
m2 Lease Funds, LLC	175 N Patrick Boulevard, Suite 140	Brookfield	Wisconsin	53045	August 2005
Rockford Bank & Trust	4571 Guilford Road	Rockford	Illinois	61107	Nov 2006
Community Bank & Trust	422 Commercial Street	Waterloo	Iowa	50701	Aug 1997 / May 2013**
Community Bank & Trust	312 W 1st Street	Cedar Falls	Iowa	50613	Aug 1997 / May 2013**
Community Bank & Trust	11 Tower Park Drive	Waterloo	Iowa	50701	Aug 1998 / May 2013**
Community State Bank	817 N Ankeny Boulevard	Ankeny	Iowa	50023	1984 / 2016**
Community State Bank	200 8th Street SE	Altoona	Iowa	50009	1992 / 2016**
Community State Bank	1401 E Euclid Avenue	Des Moines	Iowa	50316	1997 / 2016** (July 1996*)
Community State Bank	6175 Merle Hay Road	Johnston	Iowa	50131	1998 / 2016**
Community State Bank	4811 SE 14th Street	Des Moines	Iowa	50320	1999 / 2016** (July 1996*)
Community State Bank	902 SE Oralabor Road	Ankeny	Iowa	50021	2000 / 2016**
Community State Bank	3540 E 33rd Street	Des Moines	Iowa	50317	2001 / 2016** (July 1996*)
Community State Bank	1025 N Hickory Boulevard	Pleasant Hill	Iowa	50327	2005 / 2016** (July 1996*)
Community State Bank	460 SE University Avenue	Waukee	Iowa	50263	2006 / 2016**
Community State Bank	1640 SW White Birch Circle	Ankeny	Iowa	50023	2006 / 2016**

* Former location



1
2
3
4
5
6

1. Quad City Bank & Trust
(5 Locations)

2. Cedar Rapids Bank & Trust
(2 Locations)

3. Community Bank & Trust
(3 Locations)

4. Rockford Bank & Trust
(2 Locations)

5. m2 Lease Funds, LLC
(1 Location)

6. Community State Bank
(10 Locations)

	As of	
	December 31, 2016	December 31, 2015
	(dollars in thousands)	
CONDENSED BALANCE SHEET	Amount	Amount
Cash and due from banks	$ 70,570	$ 41,742
Federal funds sold and interest-bearing deposits	86,206	56,164
Securities	574,022	577,109
Net loans/leases	2,374,730	1,771,882
Core deposit intangible	7,381	1,471
Goodwill	13,111	3,223
Other assets	175,924	141,607
Total assets	**$ 3,301,944**	**$ 2,593,198**
Total deposits	$ 2,669,261	$ 1,880,666
Total borrowings	290,952	444,162
Other liabilities	55,690	42,484
Total stockholders' equity	286,041	225,886
Total liabilities and stockholders' equity	**$ 3,301,944**	**$ 2,593,198**
ANALYSIS OF LOAN DATA		
Loan/lease mix:		
Commercial and industrial loans	$ 827,637	$ 648,160
Commercial real estate loans	1,093,459	724,369
Direct financing leases	165,419	173,656
Residential real estate loans	229,233	170,433
Installment and other consumer loans	81,666	73,669
Deferred loan/lease origination costs, net of fees	8,073	7,736
Total loans/leases	**$ 2,405,487**	**$ 1,798,023**
Less allowance for estimated losses on loans/leases	30,757	26,141
Net loans/leases	**$ 2,374,730**	**$ 1,771,882**
ANALYSIS OF SECURITIES DATA		
Securities mix:		
U.S. government sponsored agency securities	$ 46,084	$ 213,537
Municipal securities	374,463	280,203
Residential mortgage-backed and related securities	147,702	80,670
Other securities	5,773	2,699
Total securities	**$ 574,022**	**$ 577,109**
ANALYSIS OF DEPOSIT DATA		
Deposit mix:		
Noninterest-bearing demand deposits	$ 797,415	$ 615,292
Interest-bearing demand deposits	1,369,226	886,294
Time deposits	439,169	309,974
Brokered deposits	63,451	69,106
Total deposits	**$ 2,669,261**	**$ 1,880,666**
ANALYSIS OF BORROWINGS DATA		
Borrowings mix:		
Term FHLB advances	$ 63,000	$ 97,000
Overnight FHLB advances	74,500	54,000
Wholesale structured repurchase agreements	45,000	110,000
Customer repurchase agreements	8,132	73,873
Federal funds purchased	31,840	70,790
Junior subordinated debentures	33,480	38,499
Other	35,000	-
Total borrowings	**$ 290,952**	**$ 444,162**

	For the Year Ended			
	December 31, 2016		December 31, 2015	
	(dollars in thousands, except per share data)			
INCOME STATEMENT				
Interest income	$	106,468	$	90,003
Interest expense		11,951		13,707
Net interest income		94,517		76,296
Provision for loan/lease losses		7,478		6,871
Net interest income after provision for loan/lease losses	**$**	**87,039**	**$**	**69,425**
Trust department fees	$	6,164	$	6,131
Investment advisory and management fees		2,993		2,972
Deposit service fees		4,440		3,785
Gain on sales of residential real estate loans		431		323
Gain on sales of government guaranteed portions of loans		3,159		1,305
Swap fee income		1,708		1,718
Securities gains, net		4,592		799
Earnings on bank-owned life insurance		1,771		1,762
Debit card fees		1,815		1,245
Correspondent banking fees		1,050		1,190
Other		2,914		3,134
Total noninterest income	**$**	**31,037**	**$**	**24,364**
Salaries and employee benefits	$	46,317	$	42,968
Occupancy and equipment expense		8,405		7,043
Professional and data processing fees		7,113		5,523
Acquisition costs		2,441		-
FDIC insurance, other insurance and regulatory fees		2,549		2,725
Loan/lease expense		662		882
Net cost of operation of other real estate		591		(1,092)
Advertising and marketing		2,128		1,901
Bank service charges		1,693		1,486
Losses on debt extinguishment, net		4,578		7,186
Correspondent banking expense		751		703
Other		4,258		3,867
Total noninterest expense	**$**	**81,486**	**$**	**73,192**
Net income before taxes	**$**	**36,590**	**$**	**20,597**
Income tax expense		8,903		3,669
Net income	**$**	**27,687**	**$**	**16,928**
Basic EPS	$	2.20	$	1.64
Diluted EPS	$	2.17	$	1.61
Weighted average common shares outstanding		12,570,767		10,345,286
Weighted average common and common equivalent shares outstanding		12,766,003		10,499,841

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015
	(dollars in thousands, except per share data)	
COMMON SHARE DATA		
Common shares outstanding	13,106,845	11,761,083
Book value per common share (1)	$21.82	$19.21
Tangible book value per common share (2)	$20.11	$18.81
Closing stock price	$43.30	$24.29
Market capitalization	$567,526	$285,677
Market price / book value	198.41%	126.47%
Market price / tangible book value	215.36%	129.15%
Earnings per common share (basic) LTM (3)	$2.20	$1.64
Price earnings ratio LTM (3)	19.68 x	14.81 x
TCE / TA (4)	8.04%	8.55%
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		
Beginning balance	$ 225,886	$ 144,079
Net income	27,687	16,928
Other comprehensive loss, net of tax	(336)	(189)
Common stock cash dividends declared	(2,036)	(935)
Proceeds from issuance of 1,215,000 shares of common stock, net of costs	29,829	-
Proceeds from issuance of 3,680,000 shares of common stock, net of costs	-	63,484
Other (5)	5,011	2,519
Ending balance	$ 286,041	$ 225,886
REGULATORY CAPITAL RATIOS:		
Total risk-based capital ratio	11.55%	13.11%
Tier 1 risk-based capital ratio	10.45%	11.88%
Tier 1 leverage capital ratio	9.10%	9.75%
Common equity tier 1 ratio	9.40%	10.33%
KEY PERFORMANCE RATIOS AND OTHER METRICS		
Return on average assets (annualized)	0.97%	0.66%
Return on average total equity (annualized)	10.56%	8.79%
Net interest margin	3.53%	3.17%
Net interest margin (TEY) (Non-GAAP)(6) (8)	3.75%	3.37%
Efficiency ratio (Non-GAAP) (8)	64.90%	72.71%
Gross loans and leases / total assets	72.85%	69.34%
Full-time equivalent employees (7)	572	406
AVERAGE BALANCES		
Assets	$ 2,846,699	$ 2,549,921
Loans/leases	2,042,555	1,707,523
Deposits	2,243,624	1,851,582
Total stockholders' equity	262,075	192,489

(1) Includes accumulated other comprehensive income (loss).
(2) Includes accumulated other comprehensive income (loss) and excludes intangible assets.
(3) LTM : Last twelve months.
(4) TCE / TCA : tangible common equity / total tangible assets.
(5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.
(6) TEY : Tax equivalent yield.
(7) Full-time equivalent employees increased by 162 in the 3rd quarter of 2016 due to the acquisition of Community State Bank.
(8) See GAAP to Non-GAAP reconciliations in the Company's 10-K.

ANALYSIS OF NET INTEREST INCOME AND MARGIN

	For the Year Ended December 31, 2016			For the Year Ended December 31, 2015		
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
	(dollars in thousands)					
Fed funds sold	$ 15,142	$ 45	0.30%	$ 17,418	$ 25	0.14%
Interest-bearing deposits at financial institutions	70,757	393	0.56%	66,897	304	0.45%
Securities (1)	535,912	19,054	3.56%	599,648	18,380	3.07%
Restricted investment securities	13,993	522	3.73%	14,727	504	3.42%
Loans (1)	2,042,555	92,475	4.53%	1,707,523	75,671	4.43%
Total earning assets (1)	**$ 2,678,359**	**$ 112,489**	**4.20%**	**$ 2,406,213**	**$ 94,884**	**3.94%**
Interest-bearing deposits	$ 1,092,687	$ 3,843	0.35%	$ 821,045	$ 1,836	0.22%
Time deposits	436,070	2,175	0.50%	388,691	2,660	0.68%
Short-term borrowings	50,899	94	0.18%	151,141	210	0.14%
Federal Home Loan Bank advances (3)	114,797	1,284	1.12%	154,268	3,511	2.28%
Junior subordinated debentures	33,735	1,237	3.67%	40,364	1,256	3.11%
Other borrowings	98,105	3,318	3.38%	126,902	4,234	3.34%
Total interest-bearing liabilities	**$ 1,826,293**	**$ 11,951**	**0.65%**	**$ 1,682,411**	**$ 13,707**	**0.81%**
Net interest income / spread (1)		**$ 100,538**	**3.55%**		**$ 81,177**	**3.13%**
Net interest margin			**3.53%**			**3.17%**
Net interest margin (TEY) (Non-GAAP) (1) (2)			**3.75%**			**3.37%**

(1) Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 35% tax rate for each period presented.

(2) TEY : Tax equivalent yield. See GAAP to Non-GAAP reconciliations in the Company's 10-K.

(3) Average cost of Federal Home Loan Bank advances for the quarter and year ending December 31, 2016 was affected by the acceleration of the premium on advances recognized at the acquisition of CSB. $342 thousand was accelerated due to the prepayment of $15.0 million of advances in the fourth quarter of 2016.

	December 31, 2016	December 31, 2015
	(dollars in thousands)	
ROLLFORWARD OF ALLOWANCE FOR LOAN/LEASE LOSSES		
Beginning balance	$ 26,141	$ 23,074
Provision charged to expense	7,478	6,871
Loans/leases charged off	(3,244)	(5,225)
Recoveries on loans/leases previously charged off	382	1,421
Ending balance	**$ 30,757**	**$ 26,141**
NONPERFORMING ASSETS (2)		
Nonaccrual loans/leases	$ 13,919	$ 10,648
Accruing loans/leases past due 90 days or more	967	3
Troubled debt restructures - accruing	6,347	1,054
Total nonperforming loans/leases	21,233	11,705
Other real estate owned	5,523	7,151
Other repossessed assets	202	246
Total nonperforming assets	**$ 26,958**	**$ 19,102**
ASSET QUALITY RATIOS		
Nonperforming assets / total assets	0.82%	0.74%
Allowance / total loans/leases (1)	1.28%	1.45%
Allowance / nonperforming loans/leases (1)	144.85%	223.33%

(1) Upon acquisition and per GAAP, acquired loans are recorded at market value which eliminated the allowance and impacts these ratios.

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the NASDAQ Global Market under the symbol QCRH.

COMMON STOCK

Calendar 2016	High	Low
4th Quarter	$ 44.80	$ 30.31
3rd Quarter	32.19	26.41
2nd Quarter	28.74	22.96
1st Quarter	24.15	18.05
Calendar 2015	**High**	**Low**
4th Quarter	$ 24.90	$ 21.00
3rd Quarter	23.22	19.58
2nd Quarter	22.74	17.51
1st Quarter	18.19	16.91
Calendar 2014	**High**	**Low**
4th Quarter	$ 18.20	$ 17.50
3rd Quarter	18.10	16.96
2nd Quarter	17.96	16.99
1st Quarter	17.48	16.99

DIVIDEND INFORMATION

Record Date	Payment Date	Amount Per Share
12.23.16	01.06.17	$ .04
09.16.16	10.05.16	$ .04
06.17.16	07.06.16	$ .04
03.18.16	04.06.16	$ .04
12.18.15	01.06.16	$ .04
06.19.15	07.08.15	$ .04
12.19.14	01.07.15	$ .04
06.20.14	07.08.14	$ .04

Annual Meeting of Stockholders

The Annual Meeting of the Stockholders of QCR Holdings, Inc. will be held:

May 12, 2017 at 8:00 am
Quad City Bank & Trust
3551 7th Street
Moline, IL 61265

Annual Report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission (SEC), are available to stockholders without charge by accessing our internet site at **www.qcrh.com** or by writing or calling:

Elizabeth A. Grabin
1st Vice President, Controller and Director of Financial Reporting

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7724

The SEC maintains an internet site that contains reports, proxy, and information statements and other information about issuers that file electronically with the SEC. The address of that site is: **www.sec.gov**.

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed to the stock transfer agent and registrar by writing:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Investor Information

Stockholders, investors, and analysts interested in additional information may contact:

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7745

Independent Registered Public Accounting Firm

RSM US LLP, Davenport, IA

Corporate Counsel

Lane & Waterman, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

Internet Information

Information on our subsidiaries' history, locations, products and services can be accessed on the internet at:

www.qcbt.com
www.crbt.com
www.communitybt.com
www.rkfdbank.com
www.bankcsb.com
www.m2lease.com